April 26, 2006

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Ms. Julie Sherman

United States Securities and Exchange Commission

Mail Stop 3-6

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Integrated Device Technology, Inc.

Form 10-K for the year ended April 3, 2005

Form 8-K dated November 8, 2005

Your file No. 000-12695

Dear Ms. Sherman,

We write pursuant to our recent conversations with you regarding our letter dated February 2, 2006 sent in response to the Commission’s letter dated January 19, 2006 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”).

We understand that our response to the Staff’s comment No.1 pertaining to the recognition of revenue related to licensing agreements as reported in our Form 10-K for the fiscal year ending on April 3, 2005 has been reviewed and accepted by the Commission and the Staff requires no further action or response by IDT at this time.

With regard to the Staff’s comment No. 2 regarding the presentation of a non-GAAP statement of operations as part of our Form 8-K, we will delete this presentation from future filings pursuant to the recommendation of the Commission. Accordingly, we propose to use the attached form of disclosure in future filings.

Please let us know if you have further questions or comments with regard to our proposed form of disclosure in response to the Staff’s comment No. 2.

Sincerely,

/s/ Clyde R. Hosein
Clyde R. Hosein
Vice President, Chief Financial Officer

cc:

Greg Lang, President and CEO

John Bolger, Chairman of the Audit Committee

Larry Gillis, PricewaterhouseCoopers

INTEGRATED DEVICE TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)
	Three Months Ended			Nine Months Ended
	Jan. 1, 2006 (a)	Oct. 2, 2005 (a)	Jan. 2, 2005	Jan. 1, 2006 (a)	Jan. 2, 2005
Revenues	$160,792	$105,689	$95,658	$360,319	$293,636
Cost of revenues	115,358	67,129	49,833	234,083	146,441
Restructuring and Asset Impairment	(164)	2,821	213	2,206	(1,581)

Gross profit	45,598	35,739	45,612	124,030	148,776

Operating expenses:
Research and development	36,229	28,081	26,365	91,766	77,815
Selling, general and administrative	47,844	25,657	18,291	92,562	55,479
Acquired in-process research and development	(200)	2,500	29	2,300	1,765

Total operating expenses	83,873	56,238	44,685	186,628	135,059

Operating income (loss)	(38,275)	(20,499)	927	(62,598)	13,717
Interest expense	(61)	(63)	(13)	(135)	(86)
Other-than-temporary impairment of investments	—	—	—	(1,705)	(12,831)
Interest income and other, net	3,005	3,167	3,657	10,074	8,986

Income (loss) before income taxes	(35,331)	(17,395)	4,571	(54,364)	9,786
Provision for income taxes	6,957	2,065	1,223	804	2,632

Net income (loss)	$(42,288)	$(19,460)	$3,348	$(55,168)	$7,154

Net income (loss) per share:
Basic	$(0.21)	$(0.16)	$0.03	$(0.38)	$0.07
Diluted	$(0.21)	$(0.16)	$0.03	$(0.38)	$0.07
Weighted average shares:
Basic	199,568	124,507	105,806	143,516	105,992

Diluted	199,568	124,507	107,444	143,516	108,544

(a)	The results of operations include the results of operations of ICS from September 16, 2005, the date of acquisition.

INTEGRATED DEVICE TECHNOLOGY, INC.

NON-GAAP ADJUSTMENTS

(Unaudited)

(In thousands)
	Three Months Ended			Nine Months Ended
	Jan. 1, 2006 (a)	Oct. 2, 2005 (a)	Jan. 2, 2005	Jan. 1, 2006 (a)	Jan. 2, 2005
GAAP Net income (loss)	$(42,288)	$(19,460)	$3,348	$(55,168)	$7,154

GAAP Earnings Per Share	$(0.21)	$(0.16)	$0.03	$(0.38)	$0.07

GAAP gross profit	45,598	35,739	45,612	124,030	148,776
Acquisition Related:
Amortization of acquisition related intangibles (1)	34,551	8,143	1,626	44,101	3,953
Inventory FMV write-up (1)	5,539	4,941	—	10,480	—
Acquisition related costs (2)	910	64	—	974	—
Restructuring Related:
Restructuring charges (3)	34	397	322	949	347
Facility closure costs (4)	481	3,580	33	6,313	272
Asset impairment (5)	(168)	(92)	(109)	(824)	(1,921)

Non-GAAP gross profit	86,945	52,772	47,484	186,023	151,427

GAAP Operating Expenses:	83,873	56,238	44,685	186,628	135,059
Acquisition Related:
Acquired IPR&D (1)	200	(2,500)	(29)	(2,300)	(1,765)
Amortization of acquisition-related intangibles (1)	(22,204)	(4,304)	(421)	(26,830)	(1,323)
Acquisition related costs (2)	(1,113)	(443)	(507)	(2,054)	(1,593)
Restructuring Related:
Restructuring charges (3)	(888)	(455)	(98)	(2,098)	(750)
Facility closure costs (4)	(185)	(4,722)	—	(5,609)	—

Non-GAAP Operating Expenses	59,683	43,814	43,630	147,737	129,628

GAAP Interest income and other, net	2,944	3,104	3,644	8,234	(3,931)
Facility closure costs (4)	(339)	—	—	(339)	—
Loss on short-term investments (6)	—	892	—	2,597
Loss on equity investments (7)	—	—	—		12,831

Non-GAAP Interest income and other, net	2,605	3,996	3,644	10,492	8,900

GAAP Provision for Income Taxes	6,957	2,065	1,223	804	2,632
Taxes affects of Non-GAAP adjustments (8)	(4,897)	(342)	21	3,473	31

Non-GAAP Provision for Income Taxes	2,060	1,723	1,244	4,277	2,663

Non-GAAP net income	$27,807	$11,231	$6,254	$44,501	$28,036

Non-GAAP Earnings Per Share	$0.14	$0.09	$0.06	$0.31	$0.26

Weighted average shares:
Basic	199,568	124,507	105,806	143,516	105,992
Diluted	200,441	125,057	107,444	144,495	108,544

(a) The results of operations include the results of operations of ICS from September 16, 2005, the date of acquisition.

(1)	Consists of costs related to our acquisition of ICS in Q2 2006, our acquisition of assets from Freescale in Q2 2006, Zettacom in Q1 2005, TCAM3 acquisition from IBM in Q2 2004 and acquisitions of Newave and Solidum in Q1 2002 and Q3 2003, respectively. These costs include amortization of acquired intangible assets, the FMV adjustment of acquired inventory sold, and acquired in-process research and development.
(2)	The current year periods consist of additional depreciation and above market rental costs resulting from purchase accounting and retention costs incurred in connection with the acquisition of ICS and the acquisition of Freescale assets in Q2 2006 along with costs incurred in connection with our acquisition of Zettacom in Q1 2005, such as retention earned by former employees, rent payments for the former Zettacom facility, and transitional services provided. The prior year periods include only costs associated with our acquisition of Zettacom.
(3)	The current year periods consist of restructuring costs related to our acquisition of ICS in Q2 2006, primarily composed of severance costs for IDT employees related to the elimination of duplicative functions along with retention costs related to previous reductions in force. The prior year periods consist of costs related to restructuring actions, all of which consist of severance and retention.
(4)	Q3 2006 consists of costs associated with the exit of our leased facilities in Santa Clara, severance and retention payments associated with the closure of our Manila manufacturing plant and gains realized on the sale of equipment related to our Manila facility. Q3 2005 consists of costs associated with the closure of our Salinas facility.
(5)	Consists of gains realized on the sale of assets related to our Salinas facility, which were previously impaired.
(6)	Consists of other-than-temporary impairment charges and losses on the sale of securities incurred primarily as a result of our acquisition of ICS.
(7)	Consists of an impairment charge taken in Q1 2005 related to our investment in NetLogic.
(8)	In addition to the tax effects of non-GAAP adjustments, Q3 2006 and Q2 2006 include tax associated with the repatriation of cash under the Homeland Investment Act (HIA) and Q3 2006 includes a book to 2005 tax return adjustment.

TO BE OMITTED FROM FUTURE FILINGS

INTEGRATED DEVICE TECHNOLOGY, INC.

NON-GAAP STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)
	Three Months Ended			Nine Months Ended
	Jan. 1, 2006 (a)	Oct. 2, 2005 (a)	Jan. 2, 2005	Jan. 1, 2006 (a)	Jan. 2, 2005
Revenues	$160,792	$105,689	$95,658	$360,319	$293,636
Cost of Revenues	73,847	52,917	48,174	174,296	142,209

Gross profit	86,945	52,772	47,484	186,023	151,427

Operating expenses:
Research and development	34,252	25,283	25,596	85,731	75,321
Selling, general and administrative	25,431	18,531	18,034	62,006	54,307

Total operating expenses	59,683	43,814	43,630	147,737	129,628

Operating income	27,262	8,958	3,854	38,286	21,799
Interest expense	(61)	(63)	(13)	(135)	(86)
Interest income and other, net	2,666	4,059	3,657	10,627	8,986

Income before income taxes	29,867	12,954	7,498	48,778	30,699
Provision for income taxes	2,060	1,723	1,244	4,277	2,663

Net income	$27,807	$11,231	$6,254	$44,501	$28,036

Net income per share:
Diluted	$0.14	$0.09	$0.06	$0.31	$0.26
Weighted average shares:
Diluted	200,441	125,057	107,444	144,495	108,544

(a)	The results of operations include the results of operations of ICS from September 16, 2005, the date of acquisition.

Non-GAAP results exclude acquisition-related charges, and other expenses and benefits that management believes are not directly reflective of ongoing operations. These non-GAAP results are consistent with another way management internally analyzes IDT’s results and may be useful; however, non-GAAP results are not in accordance with GAAP and may not be comparable to non-GAAP information provided by other companies. Non-GAAP information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with GAAP.

INTEGRATED DEVICE TECHNOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	Jan. 1, 2006	Oct. 2, 2005	Apr. 3, 2005
ASSETS
Current assets:
Cash and cash equivalents	$204,752	$177,535	$188,761
Short-term investments	84,708	90,193	392,472
Accounts receivable, net	92,750	79,972	52,948
Inventories, net	59,667	60,920	37,331
Prepaid and other current assets	22,449	13,490	11,292

Total current assets	464,326	422,110	682,804

Property, plant and equipment, net	120,383	136,007	124,570
Goodwill	1,006,348	998,369	55,523
Acquisition-related intangibles	482,926	545,720	29,812
Other assets	20,133	19,681	9,431

TOTAL ASSETS	$2,094,116	$2,121,887	$902,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$43,072	$38,187	$18,726
Accrued compensation and related expenses	18,426	17,193	15,293
Deferred income on shipments to distributors	30,469	20,274	19,478
Income taxes payable	29,549	23,446	25,722
Other accrued liabilities	28,857	34,602	20,206

Total current liabilities	150,373	133,702	99,425

Deferred tax liabilities	18,540	18,265	4,709
Long term liabilities	15,339	17,163	10,890

Total liabilities	184,252	169,130	115,024

Stockholders’ equity	1,909,864	1,952,757	787,116

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,094,116	$2,121,887	$902,140